Filed pursuant to Rule 433

May 12, 2025

Relating to

Preliminary Prospectus Supplement dated May 12, 2025

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583-04

DUKE ENERGY indiana, LLC
$300,000,000 FIRST MORTGAGE BONDS,

SERIES CCCC, 5.90%, DUE MAY 15, 2055

Pricing Term Sheet

Issuer:	Duke Energy Indiana, LLC (the “Issuer”)
Trade Date:	May 12, 2025
Settlement Date:	May 15, 2025; T+3
Security Description:	First Mortgage Bonds, Series CCCC, 5.90%, Due May 15, 2055 (the “Mortgage Bonds”)
Expected Ratings (Moody’s/S&P):*	Aa3 (Stable) / A (Stable)
Interest Payment Dates:	May 15 and November 15 of each year, beginning on November 15, 2025
Principal Amount:	$300,000,000
Maturity Date:	May 15, 2055
Coupon:	5.90%
Benchmark Treasury:	4.625% due February 15, 2055
Benchmark Treasury Price:	95-30
Benchmark Treasury Yield:	4.885%
Spread to Benchmark Treasury:	+ 103 bps
Yield to Maturity:	5.915%
Price to Public:	99.791% per Mortgage Bond

Redemption Provisions/ Make-Whole Call:

Prior to November 15, 2054 (the date that is six months prior to the maturity date of the Mortgage Bonds (the “Par Call Date”)), the Issuer may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Mortgage Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the redemption date; and 100% of the principal amount of the Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding the redemption date.

On or after the Par Call Date, the Issuer may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	26443T AF3 / US26443TAF30
Joint Book-Running Managers:	BMO Capital Markets Corp. Mizuho Securities USA LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Regions Securities LLC CastleOak Securities, L.P. Stern Brothers & Co.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at (866) 864-7760, Mizuho Securities USA LLC toll-free at (866) 271-7403, RBC Capital Markets, LLC toll-free at (866) 375-6829, Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or TD Securities (USA) LLC toll-free at (855) 495-9846.